Exhibit 99.2

GRANITE REAL ESTATE INC.

(formerly MI Developments Inc.; the “Company”)

Report of Voting Results for Annual General and Special Meeting of Shareholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual general and special meeting of shareholders of the Company held on June 13, 2012 (the “Meeting”). The total number of shares voted was 37,078,548, or 79.06% of the total issued and outstanding shares of the Company.

Description of the Matter	Outcome of Vote
Resolution to elect the directors of the Company as set out in the management information circular relating to the Meeting dated May 9, 2012 (the “Information Circular”).	Each of the seven directors listed as nominees in the Information Circular was elected to hold office commencing immediately following the Meeting until the next annual meeting of shareholders of the Company, or until his respective successor is elected or appointed in accordance with applicable laws and the Company’s by-laws. This vote was conducted by a show of hands. The report on proxies indicated:

	Voted For	Withheld from Voting
Michael Brody	35,432,977 (99.66%)	120,910	(0.34%)
Peter Dey	35,393,874 (99.55%)	160,013	(0.45%)
Barry Gilbertson	35,545,819 (99.98%)	8,068	(0.02%)
Thomas Heslip	35,546,278 (99.98%)	7,609	(0.02%)
Gerald J. Miller	35,546,714 (99.98%)	7,173	(0.02%)
Scott I. Oran	35,432,634 (99.66%)	121,253	(0.34%)
G. Wesley Voorheis	33,042,500 (92.94%)	2,511,387	(7.06%)

Resolution to re-appoint Ernst & Young LLP as the auditor of the Company, based on the recommendation of the Audit Committee and the Board of Directors of the Company, and to authorize the Board of Directors to fix the auditor’s remuneration.	Ernest & Young LLP was re-appointed as the auditors of the Company, and the Board of Directors was authorized to fix the auditor’s remuneration. This vote was conducted by a show of hands. The report on proxies indicated “for” 37,059,576 (99.95%) and “withheld” 17,038 (0.05%).

Special resolution to amend the Articles of Amalgamation of the Company to change the Company’s name from “MI Developments Inc.” to “Granite Real Estate Inc.”, as set out in the Information Circular (the “Name Change Resolution”).	The Name Change Resolution was approved. This vote was conducted by a show of hands. The report on proxies indicated “for” 35,449,019 (99.70%) and “against” 108,175 (0.30%).

Resolution to approve the Executive Share Unit Plan dated August 7, 2011 and the settlement of Share Units by the issuance of Shares, as set out in the Information Circular (the “Executive Share Unit Plan Resolution”).	The Executive Share Unit Plan Resolution was approved. This vote was conducted by a show of hands. The report on proxies indicated “for” 33,977,729 (95.57%) and “against” 1,576,157 (4.43%).

Resolution to confirm the amendment of the Company’s By-laws that was effected by the Company’s Board of Directors on April 3, 2012 in order to change the quorum requirement for a meeting of shareholders from the holders of a majority of the shares entitled to vote at such meeting to the holders of not less than 25% of the shares entitled to vote at such meeting, as set out in the Information Circular (the “Confirmation of By-Law Amendment Resolution”).	The Confirmation of By-Law Amendment Resolution was approved. This vote was conducted by ballot. According to proxies received and ballots cast, the vote was “for” 19,869,704 (55.88%) and “against” 15,686,107 (44.12%).

Special resolution to authorize the continuance of the Company into the Province of Québec, as set out in the Information Circular (the “Continuance Resolution”).	The Continuance Resolution was approved. This vote was conducted by a show of hands. The report on proxies indicated “for” 35,535,363 (99.95%) and “against” 18,525 (0.05%).

DATED as of this 13th day of June, 2012.

GRANITE REAL ESTATE INC.

(signed) “Jennifer Tindale”
Jennifer Tindale Executive Vice President, General Counsel